Exhibit 6.3

LiquidPiston Inc.

1292 Blue Hills Avenue Bloomfield, CT 06002

1/15/2011

Nikolay Shkolnik

Dear Nikolay,

This letter is to formally acknowledge that Nikolay Shkolnik, the Employee, shall be employed in the role of Chief Technology Officer (CTO) by LiquidPiston Inc., the Employer, a Delaware Corporation. This role cannot be changed without a majority decision by the Employer's Board of Directors, or unless the employee becomes disabled for a period of at least 45 consecutive days, dies, resigns or is removed for "cause" in which case the Board will replace the position holder. "Cause" means any of the following: (a) Employee breaches any of his obligations under this agreement or his NOA and patent assignment agreement, or breaches his duty of loyalty to Employer, which breach is not remedied within thirty (30) days following written notice thereof from Employer to Employee specifying in reasonable detail the nature of such breach; or (b) Employee is convicted of or enters a guilty plea to a felony or any crime involving fraud or misrepresentation, whether or not related to the business or property of Employer.

The Employee will be compensated with a salary of $185,000 per year, with yearly salary increases based on annual review. The salary is to be paid semi-monthly. In addition, the Employee is entitled to receive benefits in accordance with the Employer's standard benefit package, as amended from time to time. With each Tranche in connection with the Series B financing, the Employee will be sold shares of Common Stock in the Employer at fair market value, so that the Employee's percentage of ownership in the Employer totals 10%. The Employer will pay a signing bonus in an amount to be determined by the Board of Directors, but which is intended to be equal to the purchase price of the common stock of the Employer to be sold to the Employee in connection with the closing of the Employer's Series B financing, plus a "gross up" for the additional taxes to be paid by the Employee, if any, caused by the increase in value from the first tranche purchase to the second tranche purchase.

The employment of the Employee shall continue for an indefinite term until terminated in accordance with the provisions of this agreement. The Employer may terminate the employment of the Employee at any time for cause, in which case the Employee is not entitled to any advance notice of termination or compensation in lieu of notice. The Employee may also be terminated upon a Change of Control or an IPO event, with at least two (2) weeks advance notice and four (4) months of severance pay. If the Employee is terminated for any other reason (e.g. "Without Cause"), the Employee will receive at least two (2) weeks advance notice, and eighteen (18) months of severance pay. A "Change in Control" shall mean: (i) (A) any consolidation or merger of the Employer with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Employer immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power or a majority of the outstanding shares of the surviving entity immediately after such consolidation, merger or reorganization; or (B) a sale, long-term lease of greater than 5 years, exclusive license of greater than 5 years, or other disposition of all or substantially all of the assets or intellectual property of the Company. The Employee may terminate his employment at any time by providing the Employer with at least two (2) weeks advance notice of his intention to resign. An "IPO event" shall mean the closing of a firmly underwritten public offering of shares of Common Stock of the Company (A "qualified IPO"). If the Employer shuts down operations and liquidates assets due to financial distress, and a change of control does not occur, the Employment will terminate.

If Employee terminates his employment with Employer for Good Reason, Employer will pay Employee eighteen (18) months of severance pay. "Good Reason" means any of the following: (a) a decrease in Employee's title, duties, responsibilities, or compensation; or (b) Employer's breach of this agreement or the NOA and patent assignment agreement, which breach is not remedied within thirty (30) days following written notice thereof from Employee to Employer specifying in reasonable detail the nature of such breach.

The Employee will sign and adhere to a nondisclosure agreement, and patent assignment agreement. These agreements, and this agreement, shall be governed by Delaware law, without giving effect to principles of conflicts of law. The parties consent to the exclusive jurisdiction of Delaware courts in connection with any disputes arising from or in connection with these agreements and this agreement.

Each paragraph of this agreement shall be and remain separate from and independent of and severable from all and any other paragraphs herein except where otherwise indicated by the context of the agreement. The decision or declaration that one or more of the paragraphs are null and void shall have no effect on the remaining paragraphs of this agreement.

Sincerely,

LiquidPiston, Inc.

/s/ David Patterson

David Patterson, Director

/s/ Nikolay Shkolnik

Nikolay Shkolnik